  Exhibit 99.2

Former Vice President & Portfolio Manager of Goodman & Company Joins Board of NextSource Materials

NEWS RELEASE – TORONTO, July 20, 2020

NextSource Materials Inc.’s (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) Molo Graphite Project in Madagascar is in the final stages of development and ranks as one of the largest-known and highest quality flake graphite deposits in the world.

As part of NextSource’s ongoing strategy to continually strengthen and enhance the Company’s operating capabilities and capital markets exposure, the Company is pleased to announce that Mr. Brett Whalen, CFA, has joined the Board effective immediately.

Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (“Dundee Corp.”). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over
$10 billion dollars in capital for resource sector companies.

While a Vice President and Portfolio Manager of Goodman and Company (a division of Dundee Corp.), Mr. Whalen oversaw an investment of $6.0 million into NextSource enabling the Company to achieve key technical milestones, notably the completion of its July 2017 Phase One Feasibility Study and the concept and design of the full modular build approach NextSource will be utilizing for construction of both Phase One and Phase Two of the Molo mine. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Extensive Knowledge in the Graphite and Battery Materials Sectors

Mr. Whalen has extensive knowledge of graphite and vanadium and the battery materials industry in general, where it is widely recognized by industry analysts that the aggressive growth forecasts for graphite in high-quality steel applications and especially for use in batteries for electric vehicles and renewable energy storage systems, will require significant supply of high-quality graphite for these applications. As the world’s consumption of graphite as a strategic battery (anode) material is forecast to go much higher, there is going to be significant strain on non-Chinese sourced supply of flake graphite as a feedstock for battery anodes required in electric vehicles and renewable energy storage systems.

Mr. Whalen commented, “Batteries, and their role in the mass adoption of electrified vehicles, will permeate our lives and I am excited to be involved during this important time in the Company’s development by assisting in sourcing the necessary capital to build the Company’s Molo mine and accelerate strategic plans for involvement in downstream value-added products such as graphite foils and battery anode material. A lot of attention will be focused on the anode over the coming years, especially the increasing role that natural graphite will play, causing investors to take a serious look at which deposits will need to come onstream to fill anticipated supply deficits. After more than 5 years researching the graphite industry, I have chosen to join the Board of NextSource due to the quality of their deposit and the global offtake partners they have signed and will be signing in the future. In addition, with the Company’s recent announcement of executing a Letter of Intent to collaborate on a battery anode facility with its Japanese Offtake Partner and a prominent Chinese graphite anode OEM supplier, the opportunity ahead for NextSource as a vertically integrated supplier will be very attractive to the world’s largest auto manufacturers, who are looking for a complete anode solution.”

Dean Comand, Chair of the Board commented, “Brett will add a special dimension to moving NextSource forward as his proven skills are well understood and acknowledged in the capital markets arena. The Company is very fortunate to have had Brett’s counsel and support in the past while he was a portfolio manager at our largest institutional investor and we are delighted he has chosen to be involved in the next critical steps of NextSource as we accelerate development of our Molo mine and consider entry into the downstream value-added graphite products space.”

About NextSource Materials Inc.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

The Company will be utilizing an all-modular build approach to constructing the Molo mine and in two production phases. Phase 1 will produce 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year three. Offtakes are in place for 100% of Phase 1 production.

For further information contact: +1.416.364.4911
Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release relate to the results of the 2019 Feasibility Study, funding of the development of the Molo Project, implementation and commencement of the build-out of the Molo Project, commencement of production at the Molo Project, commencement of procurement for mine infrastructure, the procurement of equipment to construct a mine, value engineering, any and all product test results, the Letter of Intent with a Japanese Offtake Partner and Prominent Chinese Graphite Anode OEM Supplier to Collaborate on Battery Anode Plant, and product analysis, and the permit application. These are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.